UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of February, 2004

Commission File Number:  1-14842


                                   e-SIM LTD.
                  ----------------------------------------------
                 (Translation of registrant's name into English)


             19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
             ------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|   Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|         No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The following are included in this report on Form 6-K:

                                                                    Sequential
 Exhibit                         Description                        Page Number
 -------                         -----------                        -----------

   1.                 Press release, dated February 11, 2004.          3
   2.                 Press release, dated February 12, 2004.          5
   3.                 Press release, dated February 16, 2004           7
   4.                 Press release, dated February 18, 2004           9

FOR IMMEDIATE RELEASE
---------------------


MEDIA CONTACTS:                                               INVESTOR CONTACT:
Judyth Eichenholz                                             Yaron Eldad
e-SIM Ltd.                                                    e-SIM Ltd.
+1-888-742-9364                                               +972-2-587-0770
judyth@e-sim.co.il                                            yaron@e-sim.co.il
------------------                                            -----------------

Jennifer Hicks
INK Communications & Design
for Emblaze Semiconductor
+1-206-664-0379 ext. 2
jennifer@theINKstudio.com
-------------------------

               E-SIM INTEGRATES RAPIDPLUS ON EMBLAZE SEMICONDUCTOR
            PLATFORMS TO CREATE AN INTEGRATED MAN-MACHINE INTERFACE
                  AND MULTIMEDIA SOLUTION FOR MOBILE HANDSETS

Jerusalem, February 11, 2004 - e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI (Man-Machine Interface) solutions for wireless devices, announced today that it is integrating its MMI solution with Emblaze Semiconductor, an Emblaze Group company (LSE: BLZ) and a leading provider of mobile multimedia and application ICs, to bring rich multimedia-enabled mobile handsets to market quickly and at low cost.

This integration will enable mobile handset manufacturers using the Emblaze Semiconductor ER452x multimedia processors to quickly and cost-effectively develop the MMIs of their phones.

e-SIM offers Emblaze Semiconductor customers an end-to-end MMI solution that includes a complete MMI reference design, a comprehensive set of RapidPLUS(TM) development and customization tools, as well as a broad range of professional services to ensure the project's success.

Emblaze Semiconductor's cost-effective, low-power, silicon-based platforms with comprehensive embedded software provide optimized multimedia solutions for today's wireless devices. The complete mobile multimedia solution gives manufacturers the ability to quickly develop and implement multimedia capabilities and infrastructure into handsets based on market readiness.

Reuven Kleinman, VP of Business Development and Marketing at e-SIM Ltd. said, "Our collaboration will enable manufacturers using our combined solutions to bring rich multimedia-enabled mobile handsets to market quickly and at low cost."

Lior Fite, Vice President of Marketing of Emblaze Semiconductor Ltd. said, "We are excited to work with e-SIM for this integration of our company's technologies. This will enable our customers to easily use e-SIM's market-leading MMI solution and develop superior handsets based on our application processors."

ABOUT E-SIM LTD.

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment.

e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite new products' concept-to-market chain by easily creating simulated computer prototypes that are fully functional, and generating code from them to be used in the actual product. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.

ABOUT EMBLAZE SEMICONDUCTOR

Emblaze Semiconductor is a fabless IC company, providing semiconductor-based solutions for high volume mobile multimedia appliances in the telecommunication, consumer and security markets. The company's products have been implemented in a wide range of custom-designed industry leading handsets and wireless video cameras.

Emblaze Semiconductor empowers customers to turn multimedia capabilities into high volume mobile and wireless information devices such as cellular phones, personal digital assistants, digital cameras and toys. By combining many years of expertise in digital audio and video with an in-depth understanding of the requirements of mobile embedded systems, the company offers true solutions that bring real value to their customers.

For more information, please visit www.emblazesemiconductor.com.
                                   -----------------------------

ABOUT THE EMBLAZE GROUP (EMBLAZE LTD.)
Emblaze Ltd consists of four companies sharing a common vision to lead the market transformation to rich media personal communication.

Emblaze Systems, a leading provider of media centric end-to-end solutions for wireless multimedia; AlphaCell a wireless rich media smart phone design house; Orca Interactive, a global market leader in the development of highly scalable solutions for commercial iTV services; and Emblaze Semiconductor, a fabless IC company specializing in highly integrated digital multimedia chips for telecommunication, consumer and security markets.

Emblaze Ltd has offices in the USA, UK, China, Israel and Singapore.

www.emblaze.com
---------------

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------

MEDIA CONTACT:                                                INVESTOR CONTACT:
Judyth Eichenholz                                             Yaron Eldad
e-SIM Ltd.                                                    e-SIM Ltd.
+1-888-742-9364                                               +972-2-587-0770
judyth@e-sim.co.il                                            yaron@e-sim.co.il
------------------                                            -----------------


              E-SIM AND RENESAS TECHNOLOGY AGREE ON JOINT PLATFORM
                         SOLUTION FOR WIRELESS DEVICES

Jerusalem, Israel, February 12, 2004 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI solutions for wireless devices, announced today it has partnered with the global Japanese firm, Renesas Technology Corp., which has developed the market-leading SH-Mobile application processor for multimedia cellular handsets.

Renesas Technology has selected e-SIM's market-proven complete Man Machine Interface (MMI) Solution for integration with their platform. e-SIM technology will enable Renesas customers to develop state-of-the-art MMIs for their phones quickly, cost-effectively and at low risk and bring them to market sooner.

e-SIM offers Renesas customers an end-to-end MMI Solution that includes a complete MMI reference design as well as a comprehensive set of RapidPLUS(TM) development and customization tools and a broad range of professional services to ensure the project's success. e-SIM's MMI Solution includes additional third party applications, such as a WAP browser and MMS client which are pre-integrated and easily incorporated in the target device.

Renesas Technology recently set up the SH-Mobile Consortium to provide support for developers working with the SH-Mobile, the multimedia application processor of choice for 2.5G and 3G cellular phones. Focusing on the ever-increasing importance of content and applications in making distinctive mobile devices, the SH-Mobile Consortium will collaborate with partners such as LSI vendors, IP providers, system integrators and software / OS providers to bring distinctive devices to market quickly.

The integrated solution will be demonstrated later this month on SH-Mobile Consortium's boat at the 3GSM Exhibition in Cannes.

Oded Levanon, Director of strategic corporate sales at e-SIM Ltd. said, " e-SIM is very pleased to partner with Renesas and join the SH-Mobile Consortium. We view our partnership as an excellent way to provide customers with a comprehensive, pre-integrated handset solution. I believe that Renesas customers will benefit greatly from being able to use e-SIM's world-leading MMI solutions on Renesas platforms."

Chris Litchfield, Mobile Communications Business Group Manager of Renesas Technology Europe said, "The partnership with e-SIM provides further evidence of our strong support for developer partners using the SH-Mobile application processor as a platform. In joining the SH-Mobile Consortium, e-Sim becomes art of a community that will help us all bring superior products to market quickly and at low-risk."

ABOUT E-SIM LTD.

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment.

e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite new products' concept-to-market chain by easily creating simulated computer prototypes that are fully functional, and generating code from them to be used in the actual product. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.

ABOUT RENESAS TECHNOLOGY CORP.

Renesas Technology Corp. designs and manufactures highly integrated semiconductor system solutions for mobile, automotive and PC/AV markets. Established on April 1, 2003 as a joint venture between Hitachi, Ltd. (TSE:6501, NYSE:HIT) and Mitsubishi Electric Corporation (TSE:6503) and headquartered in Tokyo, Japan, Renesas Technology is one of the largest semiconductor companies in the world and the number one microcontroller supplier globally. Besides microcontrollers, Renesas Technology offers system-on-chip devices, Smart Card ICs, mixed-signal products, flash memories, SRAMs and more. http://www.renesas.com/


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


MEDIA CONTACTS:                                               INVESTOR CONTACT:
Judyth Eichenholz                                             Yaron Eldad
e-SIM Ltd.                                                    e-SIM Ltd.
+1-888-742-9364                                               +972-2-587-0770
judyth@e-sim.co.il                                            yaron@e-sim.co.il
------------------                                            -----------------


Company Contact:                Press Contact:
Rutie Adar                      Daniel Epstein
TransChip Inc.                  summit advantage
+972-3-751-1344                 +972-67-222-319
rutie@transchip.com             daniel@summit.co.il
-------------------             -------------------


              TRANSCHIP AND E-SIM TO DEMONSTRATE MENU-DRIVEN CAMERA
                       SOLUTION FOR HANDSET MANUFACTURERS

    Integrating Transchip Camera into e-SIM MMI Solution Provides Full Camera
                   Functionality to Any Handset Manufacturer


RAMAT GAN AND JERUSALEM, ISRAEL, FEBRUARY 16, 2004 -- TransChip Inc., a leading developer of integrated camera solutions for mobile phones and other multimedia-enabled devices and e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI (Man-Machine Interface) solutions for wireless devices, announced today that they are collaborating to provide platform vendors and handset manufacturers with a complete MMI Solution that drives a pre-integrated mobile camera solution. The integrated product will be demonstrated at the Israel Mobile Association Brokerage Event at 3GSM World Congress, 24-25 February, Majestic Hotel, La Croisette, Cannes.

Adoption of the combined pre-integrated solution will enable the creation of a user-friendly camera that is operated using the same MMI as all other phone functions. This enables the TransChip camera to offer simple navigation through every camera function, creating a more comprehensive, high picture quality and low cost offering to ODM/OEM handset manufacturers, which can be smoothly integrated into existing reference design development programs. The camera MMI will be incorporated into e-SIM's world-leading MMI Solution, which comprises a complete MMI reference design, a comprehensive set of RapidPLUS(TM) development and customization tools, as well as a broad range of professional services to ensure the project's success.

"Collaboration between e-SIM and TransChip further enhances our complete, pre-integrated MMI solution", commented Reuven Kleinman, VP Business Development and Marketing at e-SIM. "Pre-integrating the camera with our MMI Solution enables a more comprehensive MMI and allows our customers to develop camera-enabled handsets within a shorter time, at a lower cost and with minimal risk."

"e-SIM's MMI toolkit environment enables us to activate the full feature-rich set of digital effects and camera functions simply and quickly for many mobile phone models," stated Rutie Adar, TransChip's director of product marketing. "The combination of our advanced, micro-sized camera capabilities coupled with e-SIM's integrated solution enables TransChip to improve the overall value proposition we make to handset manufacturers. Presenting them with a greater value-added solution helps to expedite the integration process and brings our vision of camera-enabled phones for every market segment closer to reality."

ABOUT E-SIM LTD.

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. e-SIM's MMI solutions are used by a wide range of wireless handset manufacturers and platform vendors, including Motorola, NEC, Kyocera, BenQ, Ericsson Mobile Platforms and others. e-SIM's MMI technology has been incorporated into millions of handsets on the market.


ABOUT TRANSCHIP INC.

TransChip Inc. is a leading developer of integrated camera solutions for mobile phones. The company develops integrated imaging solutions for camera phones, which include image capture as well as digital image processing and compression. This novel and unique approach enables mobile handset vendors to incorporate high quality imaging technology into their next generation handsets with fast time-to-market. The company was founded by industry leading experts in the fields of imaging and semiconductor technologies. TransChip investors include semiconductor industry veterans Dr. Andrew Viterbi, the founder of Qualcomm, and Ray Stata, the founder and chairman of Analog Devices, Redpoint Ventures of Southern California, Mission Ventures of San Diego, CA and Cadence Design Systems, Inc. For more information about TransChip, please visit www.transchip.com.


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


                                      # # #

MEDIA CONTACT:                                              INVESTOR CONTACT:
Judyth Eichenholz                                           Yaron Eldad
e-SIM Ltd.                                                  e-SIM Ltd.
+1-888-742-9364                                             +972-2-587-0770
judyth@e-sim.co.il                                          yaron@e-sim.co.il
------------------                                          -----------------


           E-SIM'S MMI SOLUTION TO BE INTEGRATED IN TEXAS INSTRUMENTS'
                           WIRELESS CHIPSET PLATFORMS


Jerusalem, Israel, February 18, 2004 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of Man Machine Interface (MMI) solutions for wireless platforms and device manufacturers, announced today that they have signed an agreement with Texas Instruments Incorporated (TI) for the inclusion of their MMI in TI's wireless Chipset platforms.

The agreement with Texas Instruments, the world's leading wireless chipset manufacturer, calls for e-SIM to provide an MMI reference implementation and a set of development and customization tools for TI's wireless Chipset platform reference designs, based on e-SIM's RapidPLUS(TM) technology. TI plans to offer the feature-rich MMI, together with RapidPLUS(TM) tools, as an integral part of its reference design offering, enabling its customers to bring customized phones to market faster. The pre-integrated MMI reference design and tools will also facilitate quicker development of customized products and development of derivative products.

In commenting on the recent agreement, Yaron Eldad, COO and CFO of e-SIM Ltd. said, "We are very pleased about the collaboration between e-SIM and Texas Instruments. We believe that our highly flexible and comprehensive MMI solution will enable TI to roll out a platform offering that will engender a wide range of appeal. For e-SIM, this agreement contributes to further paving the way for a growing steady revenue stream based on our solution for the mobile industry." e-SIM's MMI Solution integrated on TI's platform will be demonstrated at the forthcoming 3GSM Exhibition in Cannes.

Louc Hamon, WW Product Marketing Manager for TI's 2G/2.5G Wireless Chipset Products said, "Following a thorough examination of the available solutions, we have chosen e-SIM's MMI solutions to be part of our platform. We are excited about the opportunity to offer our customers the significant benefits that will result from the pre-integrated MMI reference design and the accompanying RapidPLUS(TM) development tools, enabling them to bring better products to market in a fast and cost effective manner."

About e-SIM Ltd.
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment.

e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite new products' concept-to-market chain by easily creating simulated computer prototypes that are fully functional, and automatically generating C code from them to be used in the actual product.




Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.



                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             e-SIM LTD.


Date:  March 5, 2004                         By   /s/ Yaron Eldad
                                                  ------------------------------
                                             Name:  Yaron Eldad
                                             Title: Chief Financial Officer
                                                    and Chief Operating Officer



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